KINGFISHER

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
United States
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions


07026558

By Courier

3 July 2007

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

We understand that the SEC has made a change to the Deregistration rules with an effective date of 4 June 2007. The change states that all Issuers who need to maintain a Rule 12g exemption can do so by simply posting all the documents on its website rather than having to specifically file them with the SEC in paper format twice a year.

Although Kingfisher plc has a Level 1 facility and are therefore not 'Deregistering', we have been informed by The Bank of New York, who administer the Level 1 facility on Kingfisher's behalf, that we now have a requirement to inform the SEC of Kingfisher's website address, and no longer need to file documents in paper format.

In this case, Kingfisher plc's website address is www.kingfisher.com. All announcements that are made to the London Stock Exchange, and all documents that are sent to shareholders, can be found in the Investors section of the aforementioned website.

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

Julie Wilson
Assistant Company Secretary

END

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001 Website www.kingfisher.com
Registered Office at above address. Registered in England Number 1664812